Mail Stop 6010

January 26, 2009

Harry Masuda
Chief Executive Officer
Human BioSystems
1127 Harker Avenue
Palo Alto, California 94301

>   **Re: Human BioSystems**
>   **Registration Statement on Form S-1**
>   **Filed January 13, 2009**
>   **File No. 333-156706**

Dear Mr. Masuda:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have reduced the size of your offering to 36,675,551 shares. We further note your response to comment 1 of our comment letter dated December 22, 2008 stating that all of the shares under the previous registration statement have been sold. It is unclear from your response whether the shares were put and sold to the selling shareholder or whether all of the shares have actually been resold by the selling shareholder to third parties. Please clarify whether substantially all of the shares sold to date pursuant to the February 13, 2008 registration statement have actually been resold by the selling shareholder to third parties. If substantially all of the shares have been resold by the selling shareholder, please tell us the amount of time that has passed since the selling shareholder and its affiliates completed the resale. Please note that we will treat

as a different transaction any registration statement that registers securities for resale by an investor after the latter of:

- 60 days after the time that investor and its affiliates have resold substantially all of the securities registered for sale under a prior registration statement; or
- Six months after the effective date of a prior registration statement for the same investor or its affiliates.

To the extent that substantially all of the shares previously registered pursuant to the registration statement that was declared effective on February 13, 2008 have not been resold, we will continue to consider the total number of shares being registered on the previous registration statement and this registration statement when determining whether the offering appears to be a primary or a secondary offering.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Harry Masuda
Human BioSystems
January 26, 2009
Page 3

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Nandini Acharya at (202) 551-3495, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Gregg E. Jaclin, Esq.
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726